UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _____)*

                    Accuhealth, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ .01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         004380911
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
               (212) 832-5300
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                    December 31, 1998
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                    SCHEDULE 13D

CUSIP No. 004380911                    Page  2  of  7 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.
     F13-3737427
     MGP Advisers Limited Partnership *
     F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
  REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 712,279 (includes 425,000 cvt pfd)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.2
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.






                    SCHEDULE 13D

CUSIP No. 004380911                         Page 3 of 7 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Special Situations Cayman Fund, L.P.
     98-0132442
     AWM Investment Company, Inc.
     11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER      See Marxe/Greenhouse
 SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER   See Marxe/Greenhouse
  REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 239,512 (includes 137,500 cvt pfd)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.3
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------









                         SCHEDULE 13D

CUSIP No. 004380911                    Page  4  of  7 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER               951,791
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER         951,791
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

     951,791
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        22.2
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------







                                        Page 5 of 7 Pages

Item 1. Security and Issuer. This statement (Schedule 13-D) relates to the Common Stock, $ .01 Par Value of
          Accuhealth, Inc.., a New York corporation (the
          "Issuer"). The Issuer's principal executive office is 1575 Bronx River Avenue, Bronx, New York 10460.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the "Cayman Fund"); (iii) MGP Advisers Limited Partnership , a Delaware limited partnership ("MGP"); (iv) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (v) Austin W. Marxe and (vi) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

          The principal business of SSF III and the Cayman Fund (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. MGP and AWM are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

          Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.



                                        Page 6 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration.
          The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction. Each of the Reporting Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors. The Fund has no plans or proposals in respect of any of the matters set forth in the instructions to this Item 4.

Item 5. Interest in Securities of the Issuer. See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          SSF III beneficially owns 425,000 shares of Cumulative Convertible Preferred Stock convertible into 488,750 shares of Common Stock, and 223,529 shares of common stock. Upon conversion of the preferred stock the fund would own 17.2 % of the Issuers shares outstanding. CAY beneficially owns 137,500 shares of Cumulative Convertible Preferred Stock convertible into 158,125 shares of Common Stock and 52,057 shares of common stock. Upon conversion of the preferred stock the CAY would own 6.3 % of the Issuers shares outstanding.


          In July 1998 SSF III received a stock dividend of 11,132 common shares and CAY received a stock dividend of 3,601 common shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Fund and any other person with respect to any securities of the Issuer. See Item 2 and Item 4 of this Schedule. Based on such Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.
                                        Page 7 of 7 Pages


Item 7.   Material to be Filed as Exhibits.
          None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1999

                    /s/ Austin W. Marxe
                    --------------------------------
                    Special Situations Fund III, L.P.
                    by: Austin W. Marxe, Managing Director



                    /s/ Austin W. Marxe
                    _____________________________
                    Special Situations Cayman Fund,L.P.
                    by: Austin Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _____________________________
                    MGP Advisers Limited Partnership
                    by: Austin Marxe, President and CEO


                    /s/ Austin W. Marxe
                    _____________________________
                    AWM Investment Company, Inc.
                    by: Austin Marxe, President and CEO


                    /s/ Austin W. Marxe
                    _____________________________
                    Austin W. Marxe



                    /s/ David Greenhouse
                    _____________________________
                    David Greenhouse